Mail Stop 4561

June 30, 2008

Albert P. Hernandez, Chief Executive Officer
Omega United, Inc.
187805 NW 15th Street
Miami, FL 33126

      Re: **Omega United, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed June 26, 2008
             File No. 000-52137

Dear Mr. Hernandez:

We have completed our review of your revised filing and have no further comments at this time.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

             Sincerely,

             David L. Orlic
             Special Counsel

cc: <u>Via Facsimile (720) 489-1587</u>
       Michael J. Tauger, Esq.